OMB APPROVAL

OMB Number:	3235-0167
Expires:	October 31, 2004
Estimated average burden
hours per response . . . . .	1.50

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-21286

The Four Seasons Fund II L.P.

(Exact name of registrant as specified in its charter)

103 Sabot Park, 58 Broad Street Road, Manakin-Sabot, Virginia 23103, (804) 578-4500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Limited Partnership Units

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, The Four Seasons Fund II L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	02/19/2003	By:	/s/ Kevin M. Brandt
		Name:	Kevin M. Brandt
		Title:	President of James River Management Corporation, the General Partner